

03012313

RECEIVED
FEB 2 8 2003
WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51558

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2002____ AND ENDING____12/31/2002____
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON SECURITIES (USA), INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto	Ontario (CANADA)	M5H 3L5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Manni Buttar   (416) 862-8654
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Commerce Court West, Suite 3300	P.O. Box 31, Station Commerce Court	Toronto, Ontario M5L 1B2	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Manni Buttar_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Hampton Securities (USA), Inc._____ , as of ___December 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A_____

_____

_____

_____

_____
Signature

___Chief Financial Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Chartered Accountants

Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

INDEPENDENT AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statement of financial condition of Hampton Securities (USA), Inc. as at December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada

February 21, 2003



HAMPTON SECURITIES (USA), INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

December 31, 2002

Assets

Cash	$ 161,481
Accounts receivable	73,784
Due from clearing broker	242,574
Prepaids and deposits	26,614
Stock exchange seat (note 2)	30,000
	$ 534,453

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities (note 3)	$ 390,840
Stockholder's equity:	
Capital stock:	
Authorized:	
200 common shares, no par value,	
one vote per share	
Issued:	
130 common shares	163,000
Additional paid-in capital	1,190
Deficit	(20,577)
	143,613

Commitments (note 5)

	$ 534,453

See accompanying notes to financial statements.